SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2003

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Materials sent to holders of American Depositary Receipts for the General shareholders Meeting on February 25, 2003.

THE BANK OF NEW YORK

NEW YORK’S FIRST BANK – FOUNDED 1784 BY ALEXANDER HAMILTON

101 BARLCLAY STREET, NEW YORK, N. Y. 10286

AMERICAN DEPOSITARY RECEIPTS

Notice to Registered Owners of American Depositary Receipts

of

FRANCE TELECOM

Owners of Record on January 22, 2003 of American Depositary Receipts (each representing one Ordinary Share of France Telecom) issued under the Deposit Agreement dated as of October 20, 1997, and amended as of December 23, 1999, among France Telecom, The Bank of New York, as Depositary, and the Owners from time to time of the American Depositary Receipts issued thereunder, are hereby notified that The Bank of New York, as Depositary has received Notice of an Extraordinary General Meeting of France Telecom. The Extraordinary General Meeting of Shareholders will be held on February 25, 2003.

By provision of Section 4.07 of the aforementioned Deposit Agreement, Owners of American Depositary Shares are entitled, subject to any applicable provision of the laws of France and of the Statuts of France Telecom, to instruct The Bank of New York, as Depositary, as to the exercise of the voting rights, if any, pertaining to the amount of Shares or other Deposited Securities represented by their respective American Depositary Shares. Voting instructions may only be given in respect of a number of American Depositary Shares representing an integral number of shares. In order to exercise its voting rights, a Holder, who is not an Owner on the books of the Depositary, will be required, subject to applicable provisions of the laws of France, the Statuts of France Telecom and the Deposit Agreement, to cause the delivery of its American Depositary Shares to a blocked account with The Depository Trust Company by the close of business on February 18, 2003 for the account of the Depositary or to physically deliver its Receipts to the Depositary for holding. The American Depositary Shares or the Receipts represented by such Shares shall remain in the designated blocked account at The Depository Trust Company or shall be held by the Depositary, as the case may be, until the conclusion of the meeting at which such voting rights are to be exercised, at which time they shall be promptly re-delivered to or for the account of the holder. Following any deposit of American Depositary Shares or delivery of Receipts a holder of American Depositary Shares or Receipts may still sell or otherwise dispose of such American Depositary Shares or Receipts, provided, however, that any voting instructions with regard to the Shares or other Deposited Securities represented by such American Depositary Shares or Receipts that such holder may have given will be invalidated.

Upon the written request of an Owner on such record date, received before the close of business on February 18, 2003, The Bank of New York, as Depositary, shall use reasonable efforts, in so far as practicable, to vote or cause to be voted the amount of Shares represented by the American Depositary Shares evidenced by such receipt in accordance with the instructions set forth in such request. Instructions that are improperly completed will not be voted. Enclosed is a copy of France Telecom’s Notice of its Extraordinary General Meeting, which includes information on the items of agenda to be voted on at the meeting.

In view of the fact that requests from Owners of record on January 22, 2003, must be received prior to the close of business on February 18, 2003, to be effective, there is enclosed a form for instructing the Depositary as to the exercise of voting rights together with a postage paid and addressed envelope for the return of such form.

The Bank of New York,

as Depositary

Dated:    January 28, 2003

I.	RESOLUTIONS TO BE SUBMITTED TO THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

FIRST RESOLUTION.

(Appointment of a director to replace a resigning director).

SECOND RESOLUTION.

(Appointment of a director to replace a resigning director).

THIRD RESOLUTION.

(Appointment of a director to replace a resigning director).

FOURTH RESOLUTION.

(Appointment of a director to replace a resigning director).

FIFTH RESOLUTION.

(Appointment of a director to replace a resigning director).

SIXTH RESOLUTION.

(Appointment of a director to replace a resigning director).

II.	RESOLUTIONS TO BE SUBMITTED TO THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

SEVENTH RESOLUTION.

Issuance of perpetual bonds redeemable into shares of France Telecom with waiver of shareholders’ preferential rights of subscription).

EIGHTH RESOLUTION.

Issuance of perpetual bonds redeemable into shares of France Telecom with waiver of shareholders’ preferential rights of subscription).

NINTH RESOLUTION.

(Delegation to Board of Directors to issue shares and transferable securities giving access to capital of the company, while maintaining the shareholders’ preferential rights of subscription).

TENTH RESOLUTION.

(Delegation given to the Board of Directors to issue shares and transferable securities giving access to capital of the company, with waiver of the shareholders’ preferential right of subscription).

ELEVENTH RESOLUTION.

(Delegation to the Board of Directors to issue shares and transferable securities giving access to capital, in the event of a public exchange offering initiated by France Telecom).

TWELFTH RESOLUTION.

(Delegation to the Board of Directors to issue shares of France Telecom as a result of the issuance of bonds with subscription warrants or transferable securities of France Telecom’s subsidiaries).

THIRTEENTH RESOLUTION.

(Overall limitation of authorizations).

FOURTEENTH RESOLUTION.

(Delegation to the Board of Directors to increase the capital through incorporation of reserves, profits, or premiums).

FIFTEENTH RESOLUTION.

(Delegation to the Board of Directors to increase the capital for the benefit of members of the company savings plan, or of a voluntary employee-employer partnership savings plan).

SIXTEENTH RESOLUTION.

(Authorization to cancel repurchased shares of France Telecom.)

SEVENTEENTH RESOLUTION.

(Powers for formalities).

Ú  DETACH PROXY CARD HERE  Ú

☐	Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.	☒ Votes must be indicated (X) in Black or Blue ink.

	FOR	AGAINST		FOR	AGAINST		FOR	AGAINST		FOR	AGAINST
FIRST RESOLUTION.	☐	☐	SIXTH RESOLUTION.	☐	☐	ELEVENTH RESOLUTION.	☐	☐	SIXTEENTH RESOLUTION.	☐	☐
SECOND RESOLUTION.	☐	☐	SEVENTH RESOLUTION.	☐	☐	TWELFTH RESOLUTION.	☐	☐	SEVENTEENTH RESOLUTION.	☐	☐
THIRD RESOLUTION.	☐	☐	EIGHTH RESOLUTION.	☐	☐	THIRTEENTH RESOLUTION.	☐	☐
FOURTH RESOLUTION.	☐	☐	NINTH RESOLUTION.	☐	☐	FOURTEENTH RESOLUTION.	☐	☐
FIFTH RESOLUTION.	☐	☐	TENTH RESOLUTION.	☐	☐	FIFTEENTH RESOLUTION.	☐	☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date	Share Owner sign here	Co-Owner sign here

FRANCE TELECOM

Instructions to The Bank of New York, as Depositary

(Must be received prior to the close of business on February 18, 2003.)

The undersigned Holder of American Depositary Receipts (“Receipts”) of France Telecom (the “Company”) ordinary shares hereby requests and instructs The Bank of New York, as Depositary, to vote or cause to be voted the number of shares represented by such Receipt(s) of the Company, registered in the name of the undersigned on the books of the Depositary as of the close of business January 22, 2003 at the Ordinary and Extraordinary General Meeting of Shareholders to be held on February 25, 2003, in respect of the resolutions specified on the reverse side.

In order to exercise its voting rights, a Holder who is not an Owner on the books of the Depositary will be required, subject to applicable provisions of the law of France, the statuts of the Company and the Deposit Agreement, to cause the delivery of its American Depositary Shares to a blocked account with the Depository Trust Company for the account of the Depositary or to physically deliver its Receipts to the Depositary for holding.

The American Depositary Shares or the Receipts represented by such Shares shall remain in the designated blocked account at The Depositary Trust Company or shall be held by the Depositary, as the case may be, until the conclusion of the meeting at which such voting rights are to be exercised, at which time they shall be promptly re-delivered to or for the account of the Holder.

Following any deposit of American Depositary Shares or delivery of Receipts, a holder of American Depositary Shares or Receipts may still sell or otherwise dispose of such American Depositary Shares or Receipts, provided, however, that any voting instructions with regard to the Shares or other Deposited Securities represented by such American Depositary Shares or Receipts that such holder may have given will be invalidated.

FRANCE TELECOM P.O. BOX 11254 NEW YORK, N.Y. 10203-0254
To change your address, please mark this box.	☐

To include any comments, please mark this box.	☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

RESOLUTIONS TO BE SUBMITTED TO THE

ORDINARY AND EXTRAORDINARY

GENERAL MEETING OF SHAREHOLDERS

ON

FEBRUARY 25, 2003

I.    RESOLUTIONS TO BE SUBMITTED TO THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

FIRST RESOLUTION

(Appointment of a director to replace a resigning director).

The shareholders, voting under the conditions of quorum and majority required for ordinary general meetings and on the Board of Director’s proposal, hereby appoint Mr. Thierry Breton, in accordance with the terms of Article 13 of the bylaws, as a director for a term of office which shall expire at the first Board of Director’s meeting held as from December 19, 2005.

SECOND RESOLUTION

(Appointment of a director to replace a resigning director).

The shareholders, voting under the conditions of quorum and majority required for ordinary general meetings and on the Board of Director’s proposal, hereby appoint Mr. Marcel Roulet, in accordance with the terms of Article 13 of the bylaws, as a director for a term of office which shall expire at the first Board of Director’s meeting held as from December 19, 2005.

THIRD RESOLUTION

(Appointment of a director to replace a resigning director).

The shareholders, voting under the conditions of quorum and majority required for ordinary general meetings and on the Board of Director’s proposal, hereby appoint Mr. Stéphane Richard, in accordance with the terms of Article 13 of the bylaws, as a director for a term of office which shall expire at the first Board of Director’s meeting held as from December 19, 2005.

FOURTH RESOLUTION

(Appointment of a director to replace a resigning director).

The shareholders, voting under the conditions of quorum and majority required for ordinary general meetings and on the Board of Director’s proposal, hereby appoint Mr. Arnaud Lagardère, in accordance with the terms of Article 13 of the bylaws, as a director for a term of office which shall expire at the first Board of Director’s meeting held as from December 19, 2005.

FIFTH RESOLUTION

(Appointment of a director to replace a resigning director).

The shareholders, voting under the conditions of quorum and majority required for ordinary general meetings and on the Board of Director’s proposal, hereby appoint Mr. Henri Martre, in accordance with the terms of Article 13 of the bylaws, as a director for a term of office which shall expire at the first Board of Director’s meeting held as from December 19, 2005.

SIXTH RESOLUTION

(Appointment of a director to replace a resigning director).

The shareholders, voting under the conditions of quorum and majority required for ordinary general meetings and on the Board of Director’s proposal, hereby appoint Mr. Bernard Dufau, in accordance with the terms of Article 13 of the bylaws, as a director for a term of office which shall expire at the first Board of Director’s meeting held as from December 19, 2005.

II.    RESOLUTIONS TO BE SUBMITTED TO THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

SEVENTH RESOLUTION

(Issuance of perpetual bonds redeemable into shares of France Telecom with waiver of the shareholders’ preferential rights of subscription).

The shareholders, voting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the management report of the Board of Directors as well as the special report of the statutory auditors, and deciding in accordance with the provisions of Articles L. 225-129-III and L. 225-138 of the Commercial Code (Code de commerce) and subject to adoption of the following resolution:

The shareholders take note of the fact that the holders of convertible bonds issued on December 7, 1998, convening at the general meeting held prior to this meeting, expressly approved the waiver by the shareholders of their preferential rights of subscription.

Issuance of perpetual bonds redeemable into shares of France Telecom

The shareholders delegate to the Board of Directors, with the right to subdelegate in accordance with the conditions stipulated by law, for a period which shall expire on December 31, 2003, the powers necessary to proceed with the issuance of perpetual bonds redeemable into shares of France Telecom, issued at par value for a total maximum nominal amount of € 4,844,837,080.

The bonds will be issued pursuant to Articles L. 228-91 et seq. of the Commercial Code (Code de commerce). Each bond will be redeemable by conversion into the number of shares issued by France Telecom such that the amount due to France Telecom is initially equal to € 47.00 per share of € 4.00 nominal value, subject to conversion ratio adjustments necessary to preserve the rights of holders of the bonds in accordance with the law or to the conversion ratio adjustments which shall be reset by the Board of Directors as set out below. The initial conversion ratio will be fixed by the Board of Directors on the basis of the unitary nominal value of the bonds, which the Board of Directors will determine as well.

The maximum nominal capital increase amount thus authorized is € 412,326,560, with the specification that to this nominal amount, may potentially be added the nominal value of the equity securities to be issued as a supplement with respect to conversion ratio adjustments in order to preserve the rights of holders of the bonds in accordance with the law and the nominal amount of the equity securities to be issued as a supplement with respect to the conversion ratio adjustments which may be reset by the Board of Directors.

The issuance of bonds authorized by this resolution is independent from the authorization of issuance of transferable securities and of the capital increase called for by the following resolution of this meeting, and the capital increase resulting from the redemption of the bonds into shares will not be set off against the maximum capital increase amount stipulated by such other authorization.

The shareholders’ decision results in an express waiver, for the benefit of the holders of the bonds, by the shareholders of their preferential rights to subscribe to the shares issued by redemption of the bonds.

The bonds thus issued will be perpetual bonds. The bonds shall, at the option of the Board of Directors, either be exclusively redeemable into shares without leading, under any circumstances, to the repayment of their nominal value in cash, or, be repayable in cash for the amount and according to terms to be determined by the Board of Directors. In the event of winding-up following dissolution (liquidation suivant dissolution) of France Telecom, the Board of Directors shall allow each holder of bonds to receive an amount to which such holder of bonds would have been entitled should the bonds have been redeemed.

Furthermore, each holder will be entitled to request redemption of his bonds into shares of France Telecom according to the terms fixed by the Board of Directors.

France Telecom shall defer the interest payment if no dividend has been decided during the twelve (12) month period preceding the interest payment date.

The holders of the bonds will be grouped in a masse, which is a separate legal entity by virtue of Articles L. 228-46 and L. 228-90 of the Commercial Code, according to the terms fixed by the Board of Directors.

The shareholders hereby grant full power to the Board of Directors, with the right to delegate in accordance with the conditions stipulated by law, to set the terms of the bonds and the conditions of their issuance, to proceed with, as well as to postpone, if necessary, the aforesaid issuance, and to record the conclusion of such issuance; the Board of Directors shall, in particular:

➢	Set the conditions under which the bonds will be redeemable and the redemption terms, and in particular, set the conditions under which France Telecom may, at its initiative, proceed with the redemption of the outstanding bonds as well as the conditions under which holders may request the redemption of their bonds into shares.

➢	Set the terms under which the holders’ right to redemption into shares may be suspended.

➢	Set the terms for the settlement of fractional shares in the context of share redemption.

➢	Decide that France Telecom may proceed with the purchase of its listed or unlisted securities, without limitation on price or quantity, with the purpose of their cancellation.

➢	Set the fixed and/or variable interest rate, the interest payment date, and if necessary, the terms of determining the variable rate and possibly the terms of the interest rate adjustment in relation to changes in France Telecom’s credit rating and share price.

➢	Set the terms according to which deferred interest will bear interest, if necessary.

➢	Determine the circumstances under which deferred interest shall be due for payment.

➢	Set the terms of the conversion ratio adjustment in order to maintain the rights of the holders of the bonds, in accordance with the law, in the following cases:

•	the issuance of bonds carrying a preferential right of subscription;

•	a capital increase by capitalization of profits or premiums, allocation of free shares, and/or share splits or mergers;

•	a reduction in share capital as a result of losses;

•	a capital increase through incorporation of reserves, profits or premiums by the increase of the nominal value of the shares;

•	the distribution of the reserves in cash or in a securities portfolio;

•	the merger-acquisition of France Telecom by another company or the demerger of France Telecom;

•	the allocation to shareholders of free financial instruments other than shares of the company;

•	the repurchase by France Telecom of its own shares at a price higher than market value.

➢	Decide upon the following cases of additional adjustments:

A.	Distribution of dividends: Until the day before the seventh anniversary of the issuance date of the bonds, the Board of Directors shall set a conversion ratio adjustment on the basis of the dividend and France Telecom’s share price; it being understood that the maximum number of shares of France Telecom which may be issued in the event of redemption of all outstanding bonds (whether the redemption is at the initiative of France Telecom or the holders), taking into account the effect of such an adjustment, will be limited such that it shall not exceed the lesser of:

a)	127,600,000 shares with a nominal value of € 4.00 each, or a maximum nominal amount of € 510,400,00, with this maximum number of shares being proportionally adjusted in the event of an increase or decrease in the number of shares comprising the capital of the company or in the event of the merger or acquisition of France Telecom, and

b)	the maximum number of shares which may be issued in order that the French State’s holding does not fall below the applicable legal limits;

nor may the number of France Telecom’s shares which may be issued in the event of redemption of all outstanding bonds (whether the redemption is at the initiative of France Telecom or the holders) fall below the number of shares which may be issued in the event of a redemption of all outstanding bonds on the basis of the initial conversion ratio, this minimum number being proportionally reduced in the event of a reduction in the number of shares comprising the share capital by way of a share merger or following a reduction in share capital as a result of losses;

it being understood, among other things, that the Board of Directors shall allow, in the event that the constraints stated in paragraph b) above would limit the effects of the conversion ratio adjustment and that these constraints would be later modified or cancelled, that the adjustment shall therefore be made on the bonds outstanding after the said modification or cancellation.

B.	Distribution of exceptional dividends: As from the seventh anniversary of the issuance date of the bonds, if at the time of distribution of a dividend, including an interim dividend, the sum of this dividend and all dividends and interim dividends paid during the same fiscal year exceeds 5% of France Telecom’s market capitalization, calculated on the basis of the closing price on the trading day preceding the distribution date, the Board of Directors shall allow the conversion ratio applicable at the time to be adjusted by multiplying it by the following calculation:

    1 + dividend total (and interim dividends) paid during the fiscal year - 5.00%

market capitalization

it being understood that if France Telecom distributes a supplemental dividend (or interim dividend) during the same fiscal year, the conversion ratio will be readjusted by multiplying it by the following calculation:

1 + dividend (or interim dividend) paid

market capitalization

it being understood that the maximum number of France Telecom shares which may be issued in the event of a redemption of all the outstanding bonds (whether the redemption is at the initiative of France Telecom or the holders) taking into account the effect of such an adjustment, will be limited such that it shall not exceed the maximum number of shares that may be issued provided that the French State’s holding does not fall below the applicable legal limits;

finally, it being understood that the Board of Directors shall allow, in the event that the constraints stated in the above paragraph would limit the effects of the conversion ratio adjustment and that these constraints would later be modified or cancelled, that the adjustment shall therefore be made on the bonds outstanding after the said modification or cancellation.

It is specified that these two cases of adjustment will not bear, as the case may be, on the dividends or a fraction of these dividends which would otherwise lead to an adjustment of the conversion ratio in the cases provided for by law to preserve the rights of the holders of the bonds.

➢	Set the terms of operation of the masse of the holders in accordance with article L. 228-90 of the Commercial Code (Code de commerce).

➢	Decide on the future listing of the bonds.

➢	Record the capital increases resulting from the redemption of the bonds into new shares, to proceed with the consequent amendment of the bylaws and to list the shares thus issued.

➢	Carry out all allocations on the issue premium resulting from the issuance of shares for the redemption of bonds.

➢	More generally, to enter into all contracts, conclude all agreements with banks and corporate bodies, take all measures and complete all necessary formalities related to the issuance, the future listing, and the financial service of the bonds and to do all that is generally necessary.

Cancellation of preferential subscription rights

The shareholders hereby decide to cancel their preferential rights of subscription attached to these bonds for the benefit of the entities below who will subscribe to the maximum nominal amount of the bonds indicated below:

Subscriber	Maximum nominal amount which can be subscribed (€)
ABN Amro Bank N.V. P.O. Box 283 Gustav Mahlerlaan 10 1000EA Amsterdam The Netherlands	495,933,660.00

Deutsche Bank Luxembourg S.A. 2 boulevard Konrad Adenauer 1115 Luxembourg Luxembourg	495,933,660.00

Merrill Lynch Capital Corporation 4 World Financial Center New York, NY 10080 U.S.A.	495,933,660.00

Société Générale Tour Société Générale 17 cour Valmy 92972 Paris-La Défense Cedex France	495,933,660.00

BNP Paribas 10 Harewood Avenue London NW1 6AA United Kingdom	355,021,080.00

Dresdner Bank AG in Hamburg Jungferstieg 22 20354 Hamburg Federal Republic of Germany	355,021,080.00

ING Bank N.V. Bijlmerplein 888 1102 MG Amsterdam The Netherlands	355,021,080.00

JPMorgan Chase Bank 125 London Wall London EC2Y 5AJ United Kingdom	355,021,080.00

Sumitomo Mitsui Banking Corporation Temple Court 11, Queen Victoria Street London EC4N 4TA United Kingdom	355,021,080.00

WestLB AG Woolgate Exchange 25 Basinghall Street London EC2V 5HA United Kingdom	355,021,080.00

Credit Agricole Indosuez Friedrich-Ebert-Anlage 49 60308 Frankfurt am Main Federal Republic of Germany	180,662,360.00

The Bank of Tokyo-Mitsubushi, Ltd 4-8 rue Sainte Anne 75001 Paris France	180,662,360.00

Credit Suisse First Boston International One Cabot Square London E14 4QJ United Kingdom	129,044,140.00

Caja de Ahorros y Monte de Piedad de Madrid Paseo de la Castellana 189 Madrid 28046 Spain	77,426,860.00

CIBC World Markets plc Cottons Center Cottons Loan London SE1 2QL United Kingdom	72,265,320.00

Mizuho Corporate Bank Ltd. River Plate House 7-11 Finsbury Circle London EC2M 7DH United Kingdom	64,522,540.00

Landesbank Schleswig-Holstein Girozentrale Martensdamm 6 24103 Kiel Federal Republic of Germany	26,392,380.00

Total	4,844,837,080.00

Those of the shareholders listed above who are otherwise shareholders will not vote on this resolution.

The subscription payment shall be made in cash or through the offsetting of debt.

EIGHTH RESOLUTION

(Issuance of perpetual bonds redeemable into shares of France Telecom with waiver of the shareholders’ preferential rights of subscription).

The shareholders, voting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the management report of the Board of Directors as well as the special report of the statutory auditors, and deciding in accordance with the provisions of Articles L. 225-129-III and L. 225-138 of the Commercial Code (Code de Commerce) and subject to adoption of the preceding resolution:

The shareholders take note of the fact that the holders of convertible bonds issued on December 7, 1998, convening at the general meeting held prior to this meeting, expressly approved the waiver by the shareholders of their preferential rights of subscription.

Issuance of perpetual bonds redeemable into shares of France Telecom

The shareholders delegate to the Board of Directors, with the right to subdelegate in accordance with the conditions stipulated by law, for a period which shall expire on December 31, 2003, the powers necessary to proceed with the issuance of perpetual bonds redeemable into shares of France Telecom, issued at par value, for a total maximum nominal amount of € 1,255,505,360.

The bonds will be issued pursuant to Articles L. 228-91 et seq. of the Commercial Code (Code de commerce). Each bond will be redeemable by conversion into the number of shares issued by France Telecom such that the amount due to France Telecom is initially equal to € 47.00 per share at € 4.00 nominal value, subject to conversion ratio adjustments necessary to preserve the rights of holders of the bonds in accordance with the law or to the conversion ratio adjustments which shall be reset by the Board of Directors as set out below. The initial conversion ratio will be fixed by the Board of Directors on the basis of the unitary nominal value of the bonds, which the Board of Directors will determine as well.

The maximum nominal capital increase amount thus authorized is € 106,851,520, with the specification that to this nominal amount, may potentially be added the nominal value of the equity securities to be issued as a supplement with respect to conversion ratio adjustments in order to preserve the rights of holders of the bonds in accordance with the law and the nominal amount of the equity securities to be issued as a supplement with respect to the conversion ratio adjustments which may be reset by the Board of Directors.

The issuance of bonds authorized by this resolution is independent from the authorization of issuance of transferable securities and of the capital increase called for by the preceding resolution of this meeting, and the capital increase resulting from the redemption of the bonds in shares will not be set off against the maximum capital increase amount stipulated by such other authorization.

The shareholders’ decision results in an express waiver, for the benefit of holders of the bonds, by the shareholders of their preferential rights to subscribe to the shares issued by redemption of the bonds.

The bonds thus issued are perpetual bonds. The bonds shall, at the option of the Board of Directors, either be exclusively redeemable into shares without leading, under any circumstances, to the repayment of their nominal value in cash, or, be repayable in cash for the amount and according to terms to be determined. In the event of winding-up following dissolution (liquidation suivant dissolution) of France Telecom, the Board of Directors shall allow each holder of bonds to receive an amount to which such holder of bonds would have been entitled should the bonds have been redeemed.

Furthermore, each holder will be entitled to request redemption of his bonds into shares of France Telecom according to the terms fixed by the Board of Directors.

France Telecom shall defer the interest payment if no dividend has been decided during the twelve (12) month period preceding the interest payment date.

The holders of the bonds will be grouped in a masse, which is a separate legal entity by virtue of Articles L. 228-46 and L. 228-90 of the Commercial Code, according to the terms fixed by the Board of Directors.

The shareholders hereby grant full power to the Board of Directors, with the right to delegate in accordance with the conditions stipulated by law, to set the terms of the bonds and the conditions of their issuance, to proceed with, as well as to postpone, if necessary, the aforesaid issuance, and to record the conclusion of such issuance; the Board of Directors shall, in particular:

➢	Set the conditions under which the bonds will be redeemable and the redemption terms, and in particular, set the conditions under which France Telecom may, at its initiative, proceed with the redemption of the outstanding bonds as well as the conditions under which holders may request the redemption of their bonds into shares.

➢	Set the terms under which the holders’ right to redemption into shares may be suspended.

➢	Set the terms for the settlement of fractional shares in the context of share redemption.

➢	Decide that France Telecom may proceed with the purchase of its listed or unlisted securities, without limitation on price or quantity, with the purpose of their cancellation.

➢	Set the fixed and/or variable interest rate, the interest payment date, and if necessary, the terms of determining the variable rate and possibly the terms of the interest rate adjustment in relation to changes in France Telecom’s credit rating and share price.

➢	Set the terms according to which deferred interest will bear interest, if necessary.

➢	Determine the circumstances under which deferred interest shall be due for payment.

➢	Set the terms of the conversion ratio adjustment in order to maintain the rights of the holders of the bonds, in accordance with the law, in the following cases:

•	the issuance of bonds carrying a preferential right of subscription;

•	a capital increase by capitalization of profits or premiums, allocation of free shares, and/or share splits or mergers;

•	a reduction in share capital as a result of losses;

•	a capital increase through the incorporation of reserves, profits or premiums by the increase of the nominal value of the existing equity securities;

•	the distribution of the reserves in cash or in a securities portfolio ;

•	a merger-acquisition of France Telecom by another company or demerger of France Telecom;

•	the allocation to shareholders of free financial instruments to shareholders other than shares of the company.

•	The repurchase by France Telecom of its own shares at a price higher than market value.

➢	Decide upon the following cases of additional adjustments in the event of a distribution of exceptional dividends: if at the time of distribution of a dividend, including an interim dividend, the sum of this dividend and all dividends and interim dividends paid during the same fiscal year exceeds 5% of France Telecom’s market capitalization, calculated on the basis of the closing price on the trading day preceding the distribution date, the Board of Directors shall allow the conversion ratio applicable at the time to be adjusted by multiplying it by the following calculation:

1 + dividend total (and interim dividends) paid during the fiscal year - 5.00%

market capitalization

it being understood that if France Telecom distributes a supplemental dividend (or interim dividend) during the same fiscal year, the conversion ratio will be readjusted by multiplying it by the following calculation:

1 + dividend (or interim dividend) paid

market capitalization

it being understood that the maximum number of France Telecom shares which may be issued in the event of a redemption of all the outstanding bonds (whether the redemption is at the initiative of France Telecom or the holders) taking into account the effect of such an adjustment, will be limited such that it shall not exceed the maximum number of shares that may be issued provided that the French State’s holding does not fall below the applicable legal limits;

finally, it being understood that the Board of Directors shall allow, in the event that the constraints stated in the above paragraph would limit the effects of the conversion ratio adjustment and that these constraints would later be modified or cancelled, that the adjustment shall therefore be made on the bonds outstanding after the said modification or cancellation

It is specified that these two cases of adjustment will not bear, as the case may be, on the dividends or a fraction of these dividends which will otherwise lead to an adjustment of the conversion ratio in the cases provided for by the law regarding the maintenance of the rights of holders of bonds.

➢	Set the terms of operation of the masse of the holders in accordance with article L. 228-90 of the Commercial Code (Code de commerce).

➢	Decide on the future listing of the bonds.

➢	Record the capital increases resulting from the redemption of the bonds into new shares, to proceed with the consequent amendment of the bylaws and to list the shares thus issued.

➢	Carry out all allocations on the issue premium resulting from the issuance of shares for the redemption of bonds.

➢	More generally, to enter into all contracts, conclude all agreements with banks and corporate bodies, take all measures, complete all necessary formalities related to the issuance, the future listing, and the financial service of the bonds and to do all that is generally necessary.

Cancellation of preferential subscription rights

The shareholders hereby decide to cancel their preferential rights of subscription attached to these bonds for the benefit of the entities below who will subscribe to the maximum nominal amount of the bonds indicated below:

Subscriber	Maximum nominal amount which can subscribed (€)
Ericsson Credit AB Telefonvägen 30 12625 Stockholm Sweden	457,490,480.00

Nokia OYJ Keilalahdentie 2-4 02160 Espoo Finland	798,014,880.00

Total	1,255,505,360.00

Those of the shareholders listed above who are otherwise shareholders will not vote on this resolution.

The subscription payment shall be made in cash or through the offsetting of debt.

NINTH RESOLUTION

(Delegation to Board of Directors to issue shares and transferable securities giving access to capital of the company, while maintaining the shareholders’ preferential rights of subscription).

The shareholders, voting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the management report of the Board of Directors as well as the special report of the statutory auditors and noting the payment in full of the share capital, and deciding in accordance with provisions of Paragraph 3 of Article L. 225-129-III of the Commercial Code (Code de commerce), hereby,

-	immediately terminate the unused part of the authorization granted by the joint general meeting of shareholders on May 28, 2002 in its Eighth Resolution,

-	and delegate to the Board of Directors, for a period of 26 months from the date of this meeting, the powers necessary to proceed with the issuance, while maintaining preferential subscription rights of shareholders, of shares of the company or of transferable securities (including warrants issued for free or for consideration), which give access, immediately and/or at term, to a portion of France Telecom’s capital (these transferable securities include, in particular, bonds with subscription warrants, bonds convertible into shares and bonds exchangeable into shares governed by Articles L. 225-150 et seq., L. 225-161 et seq. and L. 225-168 et seq., respectively, and whose subscription may be carried out either in cash or by offsetting debts).

The maximum increase, immediate or at term, in capital resulting from all issuances made under this delegation is fixed at a nominal amount of € 30 billion, it being stipulated:

(i)	- that within this limit,

-	issuances of share purchase warrants may not result in an increase in capital to a total nominal amount exceeding € 30 billion,

-	the total nominal increase in capital required to exercise warrants issued may not exceed € 30 billion,

-	that all the above limits are fixed not taking into account the nominal value of shares to be issued, as the case may be, in respect of adjustments, in accordance with the law, to preserve the rights of holders of transferable securities (including freely-issued warrants) giving access at term to shares of the company, which may have been issued based on this delegation,

(ii)	and that the following are expressly excluded:

-	the issuance of preferred shares with voting rights,

-	the issuance of preferred shares without voting rights,

-	the issuance of investment certificates,

-	and the issuance of transferable securities, including freely-issued warrants, giving access immediately and/or at term, to preferred shares with voting rights, preferred shares without voting rights, or investment certificates.

Transferable securities giving access to shares of France Telecom issued in this manner may consist of bonds, may be associated at issuance with such securities, or may allow for their issuance as intermediate securities. They may take the form of securities subject to a specified duration and be issued either in euros, or in a foreign currency or in any monetary units established by reference to several currencies. The maximum nominal amount of the debt instruments thus issued may not exceed € 30 billion or the exchange value for this amount at the date of decision to issue, it being stipulated that this amount shall apply to all debt instruments whose issuance is delegated to the Board of Directors by the three resolutions which follow, submitted to this general meeting, but that it is independent of the amount of debt instruments not giving access to the capital whose issue was authorized by the Sixth Resolution adopted by the general meeting of May 28, 2002. The duration of the debt, other than that represented by perpetual financial instruments (with or without options attached to be converted into shares and/or redeemed for shares, or giving any other type of access to capital), may not exceed 50 years, this duration including debt instruments that are convertible, redeemable, or otherwise exchangeable into capital shares. The debt instruments may be accompanied by interest at a fixed and/or variable rate, or by capitalization and may be the subject of reimbursement with or without premium, or of liquidation; the instruments may also be the subject of repurchase on the stock exchange, or of an exchange or repurchase offer by the company.

The Board of Directors may institute for the benefit of shareholders a subscription right to the shares or transferable securities issued, which shall be exercised in proportion to the shareholders’ rights and within the limits of demand. If such subscriptions and subscriptions of existing shareholders to unsubscribed securities have not absorbed the entire issue, the Board may, in the manner that it deems appropriate, either, as stipulated by law, limit the issue to the amount of subscriptions received, on the condition that this amount shall be for at least three-quarters of the issuance, or freely allot all or some of the unsubscribed shares or offer them to the public by publicly calling on investors, all or part of the unsubscribed shares in France, abroad and/or on international markets.

The shareholders take due note and hereby decide, in so far as it may be necessary, that this delegation:

-	results in an express waiver, for the benefit of holders of transferable securities, by the shareholders of their preferential right to subscribe to the shares which these transferable securities might be entitled, immediately or upon expiration;

-	and includes an express waiver by the shareholders of their preferential right to subscribe to the shares to which the transferable securities shall be entitled, which shall take the form of convertible bonds, and to the shares to which the freely-issued warrants shall be entitled.

The Board of Directors shall determine the form, the amount and the terms of each issuance, as well as the payment terms of securities issued. In particular, it shall determine the category of securities issued and, considering the information in its management report, shall fix the subscription price (with or without premium), date of entitlement (also retroactive) as well as the duration, the exercise price and all other exercise terms of the warrants, or the terms by which such transferable securities shall allow access to a portion of company share capital, and these terms may consist in the delivery of shares already issued by the company, it being stipulated that:

a)	the issue price of transferable securities (including freely-issued warrants issued in return for payment) other than shares, shall be such that the amount immediately received by France Telecom, plus, if necessary, the amount that could later be received by France Telecom, or, for each share issued as a result of the issuance of these other securities, at least equal to the nominal value of the share;

b)	the exercise price for the freely-issued warrants granted at no charge shall be such that, for each share, the amount received by the company shall be at least equal to the nominal value of the share;

c)	the conversion, redemption, or, in general, the transformation into shares of each bond that is convertible, redeemable, or otherwise exchangeable shall be carried out, taking into account the face value of the bond, by means of a number of shares such that the amount received by France Telecom, for each share shall be at least equal to the nominal value of the share.

The shareholders hereby decide that the Board of Directors shall have, in accordance with the law, full power, with the right of delegation, necessary to implement the present resolution, to enter into any agreement to this effect, particularly with a view to the successful completion of all issuances, and to proceed on one or more occasions and in the proportion and when it deems favorable, in France, abroad and/or on the international market, with the aforementioned issuances leading to the capital increase – or, if necessary, to opt for postponement – to note the execution thereof and to amend the bylaws accordingly, and to proceed with all formalities and declarations and to request all authorizations necessary for the realization and successful completion of such issuances.

The shareholders specify that the Board of Directors:

•	shall determine, under legal conditions, the terms of adjustment of the conditions of access at term to the capital of securities (including warrants) so issued in order to preserve the rights of their holders, and will have the option, if necessary, to suspend the exercising of the rights attached to these securities and warrants for a maximum period of three months;

•	shall proceed, in accordance with applicable legal and/or contractual conditions, with the adjustment of the conditions of access at term to the capital of securities (including warrants) previously issued, for all issuances made as a result of the present resolution;
•	shall, as the case may be, take all measures and proceed with all formalities required for listing of the rights, shares and transferable securities and warrants issued on a regulated market;

•	shall be able to set the conditions of granting and exercising of freely-issued warrants, and to determine the terms of market purchase or purchase offering or exchange of transferable securities and/or warrants or granting of shares, and also the terms of redemption of these transferable securities or warrants;

•	shall be able to apply the issuance costs of shares and securities on the amount of premiums related to the increases of capital, and to subtract from these premiums the amounts necessary to bring the legal reserve to one-tenth of the amount of capital resulting from these increases.

TENTH RESOLUTION

(Delegation given to the Board of Directors to issue shares and transferable securities giving access to capital of the company, with waiver of the shareholders’ preferential rights of subscription).

The shareholders, voting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the management report of the Board of Directors as well as the special report of the statutory auditors and noting the payment in full of the share capital, and deciding in accordance with the provisions of Article L. 225-129-III of the Commercial Code (Code de commerce), in particular in Paragraph 3,

-	shall immediately terminate the unused part of the authorization granted by the joint general meeting of shareholders on May 28, 2002 in its Ninth Resolution,

-	take note of the fact that the holders of convertible bonds issued on December 7, 1998, convening at the general meeting held prior to this meeting, expressly approved the waiver by the shareholders of their preferential right of subscription in accordance with the terms below,

-	and delegate to the Board of Directors, for a period of 26 months from the date of this meeting, the powers necessary to proceed with the issuance of shares of the company or transferable securities – including warrants issued for consideration – giving access immediately and/or at term, to a portion of France Telecom’s capital, the subscription of which can be implemented in cash or by offsetting debts.

The shareholders hereby decide to waive the preferential subscription right of the shareholders to these shares and transferable securities.

The maximum nominal value of immediate or at-term increase of capital resulting from all of the issuances made by virtue of this delegation is the same as the maximum limit of € 30 billion set by the previous resolution, with the following modifications:

(i) that, within this limit, the limits fixed by the previous resolution also apply for

-	issuances of bonds with subscription warrants, whether such bonds are issued by the company itself or by an entity in which the company holds, directly or indirectly, more than half of the capital,

-	the total nominal value of capital increases necessary to exercise the freely-issued warrants,

-	that all of the above limits are fixed without taking into account the par value of the potential shares to be issued, in the context of the adjustments carried out in accordance with the law, to preserve the rights of the holders of the transferable securities (including the freely-issued warrants) giving access at term to the securities of the company, which would be issued on the basis of this delegation;

(ii)	and that the following are expressly excluded:

-	the issuance of preferred shares with voting rights,

-	the issuance of preferred shares without voting rights,

-	the issuance of investment certificates,

-	and the issuance of transferable securities, including freely-issued warrants, giving access immediately and/or at-term to preferred shares with voting rights, preferred shares without voting rights, or investment certificates.

The transferable securities giving access to France Telecom shares thus issued may consist of bonds or be associated with the issuance of such securities, or allow their issuance as intermediary securities. For their issuance, during their existence and for the purposes of their conversion to shares or their redemption or amortization, the terms regarding the securities of the same type that could be issued on the basis of the preceding resolution shall be applied. The maximum nominal amount of the debt instruments thus issued may not exceed € 30 billion or their exchange value on the date of decision of issuance, with the specification that this amount is the same for all debt instruments for which the issuance is called for by the preceding resolution and the following two resolutions, but that it is independent of the amount of the debt instruments not giving access to the capital for which issuance was authorized by the Sixth Resolution adopted by the general assembly on May 28, 2002.

For issuances made on the French market, the Board of Directors may institute, for the benefit of the shareholders, a preferential right to subscribe to unsubscribed shares or securities, for which it will set the terms and conditions of exercise, without leading to the creation of negotiable rights. The securities not subscribed by virtue of this right shall be the object of a public offering in France, and/or abroad, and/or on the international market.

If the subscriptions, including those of the shareholders, have not absorbed the entire issuance, the Board may limit the amount of the transaction to the amount of the subscriptions received under the condition that this amount reaches at least three-quarters of the issuance decided upon.

The shareholders hereby note and decide that this delegation:

-	shall result in a waiver by the shareholders of their preferential right of subscription to the shares to which these securities could give a right, immediately or at term; and

-	includes an express waiver by the shareholders of their preferential right of subscription to the shares that securities in the form of convertible bonds would give a right, and to the shares to which the freely-issued warrants would give a right.

The Board of Directors shall determine the characteristics, amount, and terms of all issuances, as well as the payment terms of all securities issued. Namely, it shall determine the category of the securities issued and shall fix, taking into account the information contained in its management report, their subscription price, with or without premium, their potential retroactive maturity date, as well as, if necessary, the duration, the exercise price and all other exercise terms of the warrants, or all rights attached to the shares or other transferable securities, or the terms by which said securities will give access to a portion of capital, since these terms may include the delivery of shares already issued by the company, specifying that:

a)	the issue price for shares shall be at least equal to the average of the opening prices for shares as quoted on the Premier Marché of Euronext Paris S.A. for ten consecutive trading days chosen from among the last twenty trading days preceding the start of the issuance, after correction, if applicable, of this average to take into account the different due date;

b)	the issue price of transferable securities (including freely-issued warrants issued in exchange for payment) other than shares shall be such that the amount immediately received by France Telecom, plus the amount that could later be received by the company, or, for each share issued as a result of the issuance of these other securities, shall be at least equal to the corrected average price defined in paragraph “a)” above;

c)	the conversion, reimbursement, or general transformation of each bond that is convertible, redeemable, or otherwise exchangeable into shares shall be carried out, taking into account the nominal value of the bond, by means of a number of shares such that the amount received by France Telecom for each share shall be at least equal to the corrected average price defined in paragraph “a)” above;

d)	in the event that the terms of Article L. 225-136-2 of the Commercial Code (Code de commerce) are modified, the terms above shall be replaced immediately and in full by the applicable new legal rules.

The shareholders hereby decide that the Board of Directors shall have, in accordance with the law, full power, including the option to delegate under the conditions set by law, required in order to implement this resolution, to enter into any agreement to this effect, particularly with a view to the successful completion of all issuances, and to proceed on one or several occasions, in the proportion and when it deems favorable, in France, abroad and/or on the international market, with the aforementioned issuances leading to the capital increase – as well as, if necessary, to opt for postponement – to note the execution thereof and to amend the bylaws accordingly, and to proceed with all formalities and declarations and to request all authorizations necessary for the realization and successful completion of such issuances.

The shareholders hereby decide that, under the conditions specified in the preceding resolution, the Board of Directors:

-	must determine, where necessary, the terms of adjustment of the conditions of access to the capital of the securities issued, and may suspend the exercise of their rights,

-	shall cause to be listed on a regulated market all rights, equity securities and transferable securities issued,

-	shall determine the terms of purchase or exchange or redemption of these equity securities and transferable securities,

-	shall be able to apply the issuance costs on the amount of issue premiums relative to the increases of capital and to take the amount from there to allocate to the legal reserve.

ELEVENTH RESOLUTION

(Delegation to the Board of Directors to issue shares and transferable securities giving access to capital, in the event of a public exchange offering initiated by France Telecom).

The shareholders, voting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the management report of the Board of Directors as well as the special report of the statutory auditors and deciding in accordance with Articles L. 225-148 and L. 225-129 of the Commercial Code (Code de commerce),

-	shall immediately terminate the delegation granted by the joint general meeting of shareholders on May 28, 2002 in its Tenth Resolution,

-	take note of the fact that the holders of convertible bonds issued on December 7, 1998, convening at the general meeting held prior to this meeting, expressly approved the waiver by the shareholders of their preferential right of subscription in accordance with the terms below,

-	and delegate to the Board of Directors, for a period of 26 months from the date of this meeting, full power necessary to proceed with the issuance, under the conditions called for by the preceding Tenth Resolution, of shares or transferable securities – including freely-issued warrants – giving access immediately and/or at term, to a portion of the capital of France Telecom, in payment for securities offered in any public exchange offering initiated in France or abroad, according to local rules, by France Telecom of the securities of another company listed on any of the regulated markets covered in Article L. 225-148 and decide, to the extent necessary, to waive, in favor of the holders of these securities, the shareholders’ preferential right of subscription to these shares and transferable securities.

The shareholders hereby note and decide, to the extent necessary, that this delegation:

-	shall benefit the holders of securities and warrants thus issued through a waiver by the shareholders of their preferential right of subscription to the shares to which these securities and warrants may give a right; and

-	includes an express waiver by the shareholders of their preferential right of subscription to the shares to which those securities that may take the form of convertible bonds and freely-issued warrants would give a right.

The maximum nominal amount of an immediate or at-term increase of capital resulting from of the issuances made by virtue of the delegation given to the Board of Directors by this resolution is set at € 30 billion, with the specification that this limit shall be set off against the maximum limit fixed by the Tenth Resolution, and that the Board of Directors shall be bound to respect the other limits called for by the Tenth Resolution.

The shareholders grant full power to the Board of Directors, with the right of delegation, under the conditions set by law and by the management report of the Board of Directors, to carry out the public exchange offers covered above and the issuances of shares and/or transferable securities, under the conditions set forth the Tenth Resolution.

TWELFTH RESOLUTION

(Delegation to the Board of Directors to issue shares of France Telecom as a result of the issuance of bonds with subscription warrants or transferable securities of France Telecom’s subsidiaries).

The shareholders, voting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the management report from the Board of Directors and the special report of the statutory auditors and deciding in accordance with Articles L. 225-150 and L. 228-93 of the Commercial Code (Code de commerce),

-	shall immediately terminate the authorization granted by the joint general meeting of May 28, 2002 in its Eleventh Resolution,

-	take note of the fact that the holders of convertible bonds issued on December 7, 1998, convening at a general meeting prior to this meeting, expressly approved the waiver by the shareholders of their preferential rights of subscription in accordance with the terms below; and

-	in view of the potential issuance, on one or several occasions in France, foreign markets and/or the international market, by one or more companies in which France Telecom directly or indirectly holds more than half of the company capital, with the agreement of France Telecom, of:

1.	France Telecom bonds with subscription warrants for shares of France Telecom;

2.	or, any other transferable securities taking the form of subordinate securities, giving rights, by conversion, exchange, redemption, presentation of a warrant, or any other means, with a fixed date or for fixed periods, to France Telecom’s shares that will be issued to this end, delegate to the Board of Directors, within the framework of the preceding Tenth Resolution, the powers necessary to proceed with the issuance of France Telecom shares, which shall be subscribed upon presentation of the warrants covered in “1” and the shares covered in “2” above, to which the securities give rights, including the warrants.

This decision results in a waiver by the shareholders of France Telecom of their preferential right of subscription to the shares that will be issued upon presentation of the warrants covered in “1” and to the shares to which the securities covered in “2” will give a right, in favor of the bearers of warrants and the holders of securities that may be issued by virtue of the operations covered in “1” and “2” respectively.

The shareholders hereby decide to waive the preferential right of subscription of the shareholders to the bonds covered in “1”.

They note that France Telecom shareholders do not have a preferential right of subscription to the transferable securities covered in “2”.

The total nominal amount of the increase in France Telecom capital resulting from the issuances performed by virtue of this delegation cannot, under any circumstances – and without taking into account the adjustments that may need to be carried out in accordance with the law – exceed € 30 billion, and shall be set off against the maximum increase in capital fixed by the preceding Tenth Resolution, with the specification that the Board of Directors shall be bound to respect the specific limits on issuances called for by this Tenth Resolution.

In any case, the amount paid upon issuance or that could later be paid to France Telecom, in accordance with the terms of the Tenth Resolution, for each of the shares that are to be issued or created by subscription, conversion, exchange, exercising of a warrant or otherwise, must be at least equal to the average of the opening prices for France Telecom shares as quoted on the Premier Marché of Euronext Paris S.A., for ten consecutive trading days chosen from among the last twenty trading days preceding the start of issuance of the securities covered above in “1” and “2”, after correction of this average to take into account the different due date, unless new rules come into effect.

This delegation is granted for a period of 26 months beginning from the date of this meeting.

The shareholders grant full power to the Board of Directors, with the right of delegation, to implement this resolution, in agreement with the boards of directors, management, or other administrative or management bodies of the issuing subsidiary companies, in particular to determine the amounts to be issued, to determine the terms of issuance and the category of the securities to be issued, to set the maturity date, even retroactive, of the transferable securities to be created, and, in general, to take all useful measures and to reach all agreements required to carry out successfully the contemplated transactions, all in accordance with the applicable French, and, as the case may be, foreign laws and regulations. They also grant the Board of Directors full power to amend the bylaws, as rendered necessary by the use of this delegation, in accordance with the terms of its management report to this meeting.

THIRTEENTH RESOLUTION

(Overall limitation of authorizations).

The shareholders, voting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the management report of the Board of Directors, and as a result of the adoption of the four preceding resolutions, hereby decide to set the maximum nominal amount of the increases in company capital, immediately and/or at term, that could be achieved by virtue of the delegations granted by these four resolutions, at € 30 billion, with the specification that to this nominal amount shall potentially be added the nominal value of the shares to be issued as a supplement to preserve the rights of the holders of transferable securities giving access to a quota of capital, in accordance with the law.

FOURTEENTH RESOLUTION

(Delegation to the Board of Directors to increase the capital through incorporation of reserves, profits, or premiums).

The shareholders, voting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the management report of the Board of Directors and ruling in accordance with Article L. 225-129 II of the Commercial Code (Code de commerce),

-	shall immediately terminate, for the unused part, the delegation granted by the joint general meeting of shareholders on May 28, 2002 in its Thirteenth Resolution,

-	and hereby delegate to the Board of Directors, for a period of 26 months from the date of this meeting, full power to carry out an increase in company capital, on one or more occasions, at the times and under the conditions it shall deem favorable, by incorporation into the capital of reserves, profits or premiums, followed by the creation and free allocation of shares, or by the increase of the nominal value of the existing equity securities, or by a combination of these two options.

The shareholders delegate to the Board of Directors the power to decide that odd lot rights will not be negotiable and that the corresponding securities will be sold, and that the amounts resulting from the sale shall be allocated to the holders of rights no later than 30 days after the date of registration to their account the entire number of securities granted.

The amount of the capital increase that may be achieved within the framework of this resolution may not exceed the nominal amount of € 1 billion, set independently of the maximum limit of capital increase resulting from the issuances of shares or securities authorized by the preceding resolutions, as noted in the Thirteenth Resolution.

The shareholders grant full power to the Board of Directors, with the right of delegation, to implement this resolution, and, in general, to take all measures and carry out all formalities required for each successful increase of capital.

FIFTEENTH RESOLUTION

(Delegation to the Board of Directors to increase the capital for the benefit of members of the company savings plan, or of a voluntary employee-employer partnership savings plan).

The shareholders, voting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the management report of the Board of Directors as well as the special report from the statutory auditors, and deciding in accordance with Articles L. 225-129 VII and L. 225-138 IV of the Commercial Code (Code de commerce) and Articles L. 443-1 et seq. of the Labor Code (Code du travail),

-	shall immediately terminate, for the unused part, the delegation granted by the joint general meeting of shareholders on May 28, 2002 in its Fourteenth Resolution,

-	take note of the fact that the holders of convertible bonds issued on December 7, 1998, convening in a general meeting held prior to this meeting, have expressly approved the waiver by the shareholders of their preferential right of subscription on the terms below, and renounced all right to shares or other securities freely granted on the basis of the delegation below,

-	and delegate to the Board of Directors, for a period of 26 months from the date of this meeting, full power to increase the company capital on its decisions alone, on one or more occasions, at the times and under the terms it deems favorable, by means of issuance of shares paid in cash that are reserved for employees and former employees who are members of the company savings plan or a voluntary employee-employer partnership savings plan or also by means of the free allocation of shares or other securities giving access to the capital, in particular by the incorporation into the capital of reserves, profits, or premiums, within legal and regulatory limits.

The total amount of the increase of capital that may be achieved within the framework of this resolution by the issuance of shares paid in cash may not exceed the nominal amount of € 1 billion, set independently of the maximum limit of capital increase resulting from the issuances of shares or securities authorized by the preceding resolutions.

The amount of the increase of capital that may be achieved on the basis of this same resolution, by the incorporation of reserves, profits, or premiums under the conditions and limits set by the aforementioned articles of the Labor Code (Code du travail) and their application, cannot exceed the nominal amount of € 1 billion, set independently of the limit of the preceding Fourteenth Resolution.

If the subscriptions have not absorbed the entire issuance of shares paid in cash, the increase of capital shall only be carried out up to the amount of the subscribed shares.

The shareholders hereby decide to waive, for the benefit of these employees and former employees, the preferential subscription right of the shareholders to the shares paid in cash to be issued within the framework of this delegation, and to renounce all rights to the shares or other securities freely granted on the basis of this delegation.

The shareholders grant full power to the Board of Directors, with the right of delegation, in to implement this resolution and, as a result, to determine the characteristics, amount, and terms of all granting or issuance of securities.

The shareholders grant full power to the Board of Directors, with the right of delegation, to implement this resolution in accordance with legal and regulatory conditions, and in particular:

-	to determine that the issuances can take place directly for the benefit of the recipients, or through an intermediary of collective organizations,

-	to determine, under legal conditions, the list of companies, or groups, of which the employees and former employees may subscribe to the shares issued and to receive the shares or freely-granted securities,

-	to determine the type and terms of the increase of capital, as well as the terms of issuance or free allocation,

-	to set the subscription price for shares paid in cash, with this price not exceeding the average of the opening price for the shares as quoted on the Premier Marché of Euronext Paris S.A., on which the France Telecom shares are listed, during the twenty trading sessions preceding the date of the decision setting the opening date for the subscription, nor being lower than 20% of this average, in the event of a group savings plan, or 30% of this same average in the event of a voluntary employee-employer partnership savings plan,

-	to set the conditions of length of service to be met by recipients of the newly issued shares resulting from the increase(s) of capital or the securities covered by each free allocation, as covered under this resolution,

-	to set the terms and conditions of the issuances of shares paid in cash that will be carried out by virtue of this authorization, in particular their due date, the terms of their payment and the subscription price of shares, under conditions set by law,

-	to determine the opening and closing dates of the subscriptions,

-	to carry out of the increase of capital by issuance of shares paid in cash up to the amount of the shares that will actually be subscribed,

-	to determine, if necessary, the type of securities to be freely granted, as well as the conditions and terms of this allocation,

-	to determine, if necessary, the amounts to be incorporated into the capital within the limit set above, the item(s) of equity capital from which these amounts are taken, as well as the due date of the shares thus created,

-	on its sole decision, and if it deems fit, to set off the costs of capital increases against the amount of the related premiums for these increases, and to take from this amount the sums needed to bring the legal reserve to one-tenth of the new capital after each increase,

-	to take all measures to carry out the increases of capital, to complete the formalities resulting therefrom, in particular those related to the listing of the issued securities, to make the changes to the bylaws that correspond to these increases of capital, and, in general, to do whatever is necessary.

SIXTEENTH RESOLUTION

(Authorization to cancel repurchased shares of France Telecom).

The shareholders, voting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the management report from the Board of Directors as well as the special report from the statutory auditors and deciding in accordance with Article L. 225-209 of the Commercial Code (Code de commerce),

-	immediately terminate, for the unused part, the delegation granted by the joint general meeting on May 28, 2002 in its Fifteenth Resolution,

-	authorize the cancellation, on one or several occasions, within the limit of 10% of the share capital authorized by law in any 24 month period, of all or part of the shares of France Telecom acquired within the framework of the share buyback programs that were authorized by the Fourth Resolution of the general meeting on June 21, 2000, by the Ninth Resolution of the general meeting on August 22, 2000, by the Fourth Resolution of the general meeting on May 31, 2001 and by the Fifth Resolution of the general meeting on May 28, 2002, or of share buyback programs authorized after the date of this meeting,

-	hereby decide that the excess of the purchase price of the shares over their nominal value shall be applied to the “Issue Premium” item or to any other available reserve item, including the legal reserve, this being within the limit of 10% of the reduction of capital achieved,

-	delegate full power to the Board of Directors, with the right of delegation, to carry out on its decisions alone the cancellation of all shares thus acquired, to proceed with the resulting reduction of capital, and the aforementioned set-off, as well as to consequently modify Article 6 of the bylaws,

-	set at 26 months, beginning from the date of this general meeting, the duration of this authorization.

SEVENTEENTH RESOLUTION

(Powers for formalities).

The shareholders grant all powers to the bearer of an original, a copy, or an excerpt of the minutes from this meeting, for the purposes of accomplishing all of the legal or administrative formalities and handling all registrations and public advertisements called for according to current law.

INFORMATION MADE AVAILABLE TO SHAREHOLDERS

1.	Issuance of perpetual bonds redeemable for shares of France Telecom with waiver of shareholders’ preferential subscription rights, to be subscribed by the banks and equipment vendors, creditors of MobilCom

1.1	Assignment and Subscription Agreements signed between the banks and equipment vendors, creditors of MobilCom

Within the scope of the settlement of the various difficulties encountered with MobilCom, on November 30, 2002 France Telecom entered into three agreements (Assignment and Subscription Agreements) with certain creditors of MobilCom:

■	The syndicate of banks which granted to MobilCom on August 1, 2000 a Senior Interim Facility of approximately € 6.4 billion due July 31, 2002, of which € 4,693,000,000.00 has been used.

■	Ericsson Credit AB, a mobile telephone equipment vendor which granted to MobilCom on May 18, 2001, two credit facilities (a Senior Vendor Facility and a Senior Vendor Working Capital Facility) of € 300 million and € 500 million respectively, of which € 42,334,861.11 has been used from the first and € 401,387,123.39 from the second.

■	Nokia OYJ, another mobile telephone equipment vendor which granted to MobilCom on May 18, 2001, two credit facilities (a Senior Vendor Facility and an Unsecured Vendor Facility) of € 540 million and € 760 million respectively, of which € 100,742,931.84 has been used from the first and € 669,856,184.31 from the second.

These agreements confirm the framework agreements (Memorandum of Understanding) signed with the syndicate of banks on July 30, 2002, with Ericsson Credit AB on September 10, 2002, and with Nokia OYJ on September 11, 2002.

The Assignment and Subscription Agreements provide for a transfer to France Telecom by the syndicate of banks, Ericsson Credit AB, and Nokia OYJ, of their respective loans resulting from the Senior Interim Facility and the other credit facilities described above, and the subscription by these entities, pro rata with their respective loans, for perpetual bonds redeemable into shares of France Telecom to be issued by France Telecom. There will be two distinct issuances:

■	An issuance reserved for the members of the syndicate of banks;

■	An issuance reserved for the two equipment vendors.

The bonds subscribed for by each of the latter will, in effect, have the same characteristics and can therefore be issued at the same time. The bonds subscribed for by the syndicate of banks, however, will contain an additional conversion ratio adjustment and must therefore be issued separately. These conditions are described below.

Each issuance is the subject of a separate resolution, with the adoption of one being subject to the adoption of the other.

The	bonds will be subscribed for by offsetting the price to be paid with the value of the loans to be transferred. These will be transferred at the value of their outstanding amount, which is:

■	€ 4,693,000,000.00 for the Senior Interim Facility, and

■	€ 1,214,321,000.65 for the equipment vendor facilities.

Plus accrued interest and fees to the date the bonds are issued.

The Assignment and Subscription Agreements provide that the transfer of the loans and the issuance of the bonds must be finalized by March 15, 2003 at the latest. They also provide, on the basis of an estimation of the interest due and the charges to date, that the maximum value of the transfer of the loans will be:

■	€ 4,844,825,000.00 for the loans resulting from the Senior Interim Facility, and

■	€ 457,490,156.62 for the loans resulting from the equipment vendor facilities.

Taking into account the adjustments necessary so that each subscriber will subscribe for a whole number of securities, the maximum nominal value of the issuance of bonds, on the basis of the current nominal value of € 940.00, is:

■	€ 4,844,837,080.00 for the bonds reserved for the members of bank syndicate, and

■	€ 1,255,505,360.00 for the bonds reserved for Ericsson Credit AB and Nokia OYJ.

If the transfer of the loans and the issuance of the bonds take place prior to March 15, 2003, the value to be subscribed would be reduced pro rata with the amounts listed above to only account for interest and the charges actually incurred at that date.

The bonds will be issued outside France and initially not listed. Following a lock-up period, the initial subscribers may sell their bonds without France Telecom’s approval. If the bonds are sold by the initial holders, they may be listed, in order of priority on Euronext Paris SA, on the Luxembourg Stock Exchange, or any other major financial market in a member country of the European Union.

1.2	Authorization of the shareholders to the Board of Directors

The issuance of perpetual bonds redeemable for shares is, pursuant to articles L.228-91 et seq. of the Commercial Code (Code de Commerce), within the shareholders’ scope of powers.

In the Assignment and Subscription Agreements signed on November 30, 2002, France Telecom and the future subscribers agreed on a draft form of the terms and conditions of the bonds to be issued.

However, at the date of this report, the bonds must still be reviewed by the competent market authorities, primarily the Commission des Opérations de Bourse (“COB”), in the event of their subsequent listing for trading on Euronext Paris, in addition to the listing of the new France Telecom shares to be issued on redemption of the bonds. Such market authorities may request that certain terms and conditions of the bonds be amended.

Furthermore, the Assignment and Subscription Agreements provide that the issuance may be postponed to a date later than March 15, 2003, if MobilCom becomes the object of a bankruptcy or other proceeding for reorganization.

Finally, it may be useful, depending on the evolution of the financial market to modify the terms and conditions of the bonds prior to their issuance, in coordination with the subscribers.

For these reasons, we request that you delegate to the Board of Directors, in accordance with articles L. 225-129-III and L. 225-138-II & III of the Commercial Code (Code de commerce) and as described herein, for a period which shall expire on December 31, 2003, and with the right to sub-delegate in accordance with the conditions stipulated by the law, all the powers necessary to set the terms of the two issuances of perpetual bonds redeemable for shares of France Telecom, to proceed with, as well as to postpone, if necessary, the issuance of the aforesaid bonds, and to record the conclusion of such issuance. The Board of Directors will be authorized to, in particular:

➢	Set the conditions under which the bonds will be redeemable and the redemption terms, and in particular, set the conditions under which France Telecom may, at its initiative, proceed with the redemption of the outstanding bonds as well as the conditions under which holders may request the redemption of their bonds for shares.

➢	Set the terms under which the holders’ right to redemption for shares may be suspended.

➢	Set the terms for the settlement of fractional shares in the context of share redemption.

➢	Decide that France Telecom may proceed with the purchase of these securities, either on a stock exchange or in an off-exchange transition, without limitation on price or quantity, in order to cancel them.

➢	Set the fixed and/or variable interest rate, the interest payment date, and if necessary, the terms of determining the variable rate and possibly the terms of the interest rate adjustment in relation to changes in France Telecom’s credit rating and share price.

➢	Set the terms according to which deferred interest will bear interest, if necessary.

➢	Determine the circumstances under which deferred interest shall become due for payment.

➢	Set the terms of the conversion ratio adjustments in order to maintain the rights of the holders of the bonds, in accordance with the law, in the following cases:

•	the issuance of securities carrying a preferential right of subscription;

•	a capital increase by capitalization of profits or premiums, allocation of free shares, and/or share splits or reverse share-splits;

•	a reduction in share capital as a result of losses;

•	a capital increase through incorporation of reserves, profits or premiums by the increase of the nominal value of the shares;

•	the distribution of the reserves in cash or in portfolio securities;

•	the merger-acquisition of France Telecom by another company or the splitting up of France Telecom;

•	the free allocation to shareholders of any security or instrument other than shares of the company;

•	the repurchase by France Telecom of its own shares at a price higher than market value.

➢	Decide upon cases of additional adjustments

➢	Set the terms of operation of the masse of the holders in accordance with article L. 228-90 of the Commercial Code (Code de commerce).

➢	Decide on the future listing of the bonds.

➢	Record the capital increases resulting from the redemption of the bonds for new shares, proceed with the related amendment of the bylaws and list the shares thus issued.

➢	Carry out all allocations with respect to the issue premium resulting from the issuance of shares for the redemption of bonds.

➢	More generally, to enter into all contracts, conclude all agreements with banks and corporate bodies, take all measures and complete all necessary formalities related to the issuance, the future listing, and the financial service of the bonds and to do all that is otherwise generally necessary.

1.3    Cancellation of preferential subscription rights in benefit of the banks and the equipment vendors, creditors of MobilCom

Subscription for the bonds will be made by offsetting the price with the value transferred to France Telecom of the MobilCom loans held by the members of the syndicate of banks involved in the Senior Interim Facility as well as the equipment vendors, Ericsson Credit AB and Nokia OYJ. It has been requested that the shareholders, in conformity with Article L. 225-138-I of the Commercial Code (Code de Commerce), cancel your preferential subscription rights attached to these bonds for the benefit of the entities below.

The following table lists the names and addresses of the subscribers:

Issuance reserved for members of the syndicate of banks involved in the Senior Interim Facility

ABN Amro Bank N.V.	P.O. Box 283 Gustav Mahlerlaan 10 1000EA Amsterdam The Netherlands

Deutsche Bank Luxembourg S.A.	2 boulevard Konrad Adenauer 1115 Luxembourg Luxembourg

Merrill Lynch Capital Corporation	4 World Financial Center New York, NY 10080 U.S.A.

Société Générale	Tour Société Générale 17 cour Valmy 92972 Paris-La Défense Cedex France

BNP Paribas	10 Harewood Avenue London NW1 6AA United Kingdom

Dresdner Bank AG in Hamburg	Jungferstieg 22 20354 Hamburg Federal Republic of Germany

ING Bank N.V.	Bijlmerplein 888 1102 MG Amsterdam The Netherlands

JPMorgan Chase Bank	125 London Wall London EC2Y 5AJ United Kingdom

Sumitomo Mitsui Banking Corporation	Temple Court 11, Queen Victoria Street London EC4N 4TA United Kingdom

WestLB AG	Woolgate Exchange 25 Basinghall Street London EC2V 5HA United Kingdom

Issuance reserved for members of the syndicate of banks involved in the Senior Interim Facility

Credit Agricole Indosuez	Friedrich-Ebert-Anlage 49 60308 Frankfurt am Main Federal Republic of Germany

The Bank of Tokyo-Mitsubushi, Ltd	4-8 rue Sainte Anne 75001 Paris France

Credit Suisse First Boston International	One Cabot Square London E14 4QJ United Kingdom

Caja de Ahorros y Monte de Piedad de Madrid	Paseo de la Castellana 189 Madrid 28046 Spain

CIBC World Markets plc	Cottons Center Cottons Loan London SE1 2QL United Kingdom

Mizuho Corporate Bank Ltd.	River Plate House 7-11 Finsbury Circle London EC2M 7DH United Kingdom

Landesbank Schleswig-Holstein Girozentrale	Martensdamm 6 24103 Kiel Federal Republic of Germany

Issuance reserved for equipment vendors

Ericsson Credit AB	Telefonvägen 30 12625 Stockholm Sweden

Nokia OYJ	Keilalahdentie 2-4 02160 Espo Finland

Those of the shareholders listed above who are otherwise shareholders will not vote on this resolution.

1.4    Maximum nominal amount of bonds to be issued and maximum nominal amount of capital increase

➢	The maximum nominal amount of the issuances of perpetual bonds redeemable for shares of France Telecom.

•	€4,844,837,080.00 for the issuance reserved for the members of the syndicate of banks involved in the Senior Interim Facility, broken down as follows between the different subscribers:

Subscriber	Maximum nominal amount which can be subscribed (€)
ABN Amro Bank N.V.	495,933,660.00
Deutsche Bank Luxembourg S.A.	495,933,660.00
Merrill Lynch Capital Corporation	495,933,660.00
Société Générale	495,933,660.00
BNP Paribas	355,021,080.00
Dresdner Bank AG in Hamburg	355,021,080.00
ING Bank N.V.	355,021,080.00
JPMorgan Chase Bank	355,021,080.00
Sumitomo Mitsui Banking Corporation	355,021,080.00
WestLB AG	355,021,080.00
Credit Agricole Indosuez	180,662,360.00
The Bank of Tokyo-Mitsubushi, Ltd	180,662,360.00
Credit Suisse First Boston International	129,044,140.00
Caja de Ahorros y Monte de Piedad de Madrid	77,426,860.00
CIBC World Markets plc	72,265,320.00
Mizuho Corporate Bank Ltd.	64,522,540.00
Landesbank Schleswig-Holstein Girozentrale	26,392,380.00

Total	4,844,837,080.00

➢	€1,255,505,360.00 for the issuance reserved for Ericsson Credit AB and Nokia OYJ, broken down as follows between the two subscribers:

Subscriber	Maximum nominal amount which can be subscribed (€)
Ericsson Credit AB	457,490,480.00
Nokia OYJ	798,014,880.00

Total	1,255,505,360.00

The bonds shall be issued at par value.

➢	Amount to be received by France Telecom upon redemption of the bonds

Each bond will be redeemable by conversion into a number of shares issued by France Telecom such that the amount due to France Telecom is initially equal to € 47.00 per share at € 4.00 nominal value, subject to conversion ratio adjustments necessary to preserve the rights of holders of the bonds in accordance with the law or to the conversion ratio adjustments which shall be decided by the Board of Directors as described below. The initial conversion ratio will be fixed by the Board of Directors on the basis of the nominal value per unit of the bonds, which the Board of Directors will determine as well. Each conversion ratio adjustment will lead to a corresponding adjustment to the amount due to France Telecom upon redemption of the bonds.

➢	Maximum nominal amount of capital increase

Based on the maximum nominal amount for each issuance and the amount due to France Telecom upon redemption, as described above, the maximum nominal amount of the increase is:

•	€412,326,560.00 for the issuance reserved for the members of the syndicate of banks involved in the Senior Interim Facility.

•	€106,851,520.00 for the issuance reserved for Ericsson Credit AB and Nokia OYJ.

This nominal amount may potentially be increased by to the nominal value of the equity securities to be issued as a supplement with respect to conversion ratio adjustments in order to preserve the rights of holders of the bonds in accordance with the law and the nominal amount of the equity securities to be issued as a supplement with respect to the conversion ratio adjustments which may be decided by the Board of Directors.

The two issuances of bonds thus authorized are independent from each other, and the amount of the capital increase resulting from the redemption of the bonds of one of the issuances will not be set off against the maximum capital increase amount stipulated for the other issuance.

The shareholders’ decision results in an express waiver, for the benefit of holders of the bonds, by the shareholders of their preferential rights to subscribe to the shares issued upon redemption of the bonds.

The new shares issued upon redemption of the bonds shall be subject to the conditions of the Company’s by-laws, and will carry full rights as of the first day of the accounting period in which they were issued. They will carry the right, with respect to such accounting period and all following periods, to the nominal value, with the same share dividend as those that are distributed to other shares with the same reference date. They will therefore be entirely assimilated into the said shares from the payment date for dividends due with respect to the preceding period, or, if no dividends are distributed, after the annual meeting deciding upon the accounts for that period has been held.

1.5    Principal terms of the bonds

Below is a description of the principal terms of each issuance, as provided for in the Assignment and Subscription Agreements, it being understood that the Board of Directors may, upon the basis of the authorization it is requesting of the shareholders and the approval of the future subscribers, modify the terms as necessary:

➢	Nominal Value

The aggregate nominal amount of the bonds shall be €940.00 each.

➢	No Stated Maturity

The bonds thus issued will be perpetual bonds. The bonds shall be exclusively redeemable into shares without leading, under any circumstances, to the repayment of their nominal value in cash. However, in the event that the number of outstanding bonds is less than 10% of the number of bonds initially issued, calculated separately (issuance by issuance), France Telecom may proceed with the redemption of the bonds of the said outstanding issuance, either, at its choice, in cash, or in new or existing France Telecom shares.

In the event of winding-up following dissolution (liquidation suivant dissolution) of France Telecom, the holders of the bonds will be dealt with based on the rights that would be attached to the number of shares that they would have been entitled to receive if the bonds had been redeemed for shares.

➢	Market Purchases

France Telecom shall have the right to repurchase the securities, either on a stock exchange or in off-exchange transactions, without limit to the price or quantity, for the purpose of canceling them.

➢	Interest

The bonds shall bear interest:

•	At a fixed rate of 7.00% per year for the first seven years, payable annually in arrears on January 1 of each year, with the first fixed interest payment to be made on January 1, 2004 and the last on January 1, 2010;

•	At a floating rate equal to the Euribor 3-month Rate, plus three hundred (300) basis points, payable quarterly in arrears on April 1, July 1, October 1, and January 1 of each year, and for the first time April 1, 2010.

As from January 1, 2005, the fixed interest rate and the floating interest rate may be adjusted under the following conditions:

1)	The first time, if all of the following conditions are met:

a)	the rating by Standard & Poor’s of the long term debt of France Telecom is at least equal to BBB+, and

b)	the rating by Moody’s of the long term debt of France Telecom is at least equal to Baa1, and

c)	the average, weighted by the total daily trading volume of the shares, of the weighted daily share price, as published by Euronext Paris, over a period of twenty consecutive trading days, is in excess of the product of: (i) the fraction 30/47 by (ii) the amount due to France Telecom for each share issued upon redemption of the bonds, that is, at the issuance date and subject to any subsequent adjustments to the conversion ratio, €47.00;

then, subject to any subsequent adjustment(s), the fixed interest rate will be decreased from 7.00% to 6.50% per year, and the floating interest rate will be decreased to Euribor 3-month Rate plus 250 instead of 300 basis points, starting from the first interest payment date following the fulfillment of these conditions.

2)	If, after an adjustment to the interest rate as described in (1) above or (3) below, all of the following conditions are met:

a)	the rating by Standard & Poor’s of the long term debt of France Telecom is reduced below BBB+, and

b)	the rating by Moody’s of the long term debt of France Telecom is reduced below Baa1,

then, subject to any subsequent adjustments, the fixed interest rate will be increased from 6.5% to 7.00% per year and the floating interest rate will be equal to Euribor 3-month Rate plus 300 basis points instead of 250, starting from the first interest payment date following the fulfillment of such conditions.

3)	If, after an adjustment to the interest rate as described in (2) above, all of the following conditions are met:

a)	the rating by Standard & Poor’s of the long term debt of France Telecom is equal to at least BBB+, and

b)	the rating by Moody’s of the long term debt of France Telecom is equal to at least Baa1,

then, subject to any subsequent adjustments, the fixed interest rate will be increased from 6.50% to 7.00% per year and the floating interest rate will be equal to Euribor 3-month Rate plus 250 basis points instead of 300, starting from the first interest payment date following the fulfillment of such conditions.

➢	France Telecom’s right to defer interest payments

If no dividend has been approved and no interim dividend has been decided upon during the twelve (12) month period preceding an interest payment date, France Telecom shall have the right to defer the payment of the interest payment due on such interest payment date. The deferred interest shall bear interest at a floating rate equal to the Euribor-12 month Rate. Deferred interest shall be payable in the following circumstances:

•	if the shareholders of France Telecom or its Board of Directors, as applicable, approve the payment of a dividend or the payment of an interim dividend,

•	upon redemption of the bonds by France Telecom or the bond holders, or

•	upon a judgment opening insolvency proceedings (“jugement d’ouverture”) for France Telecom or upon winding-up following a dissolution (“liquidation suivant dissolution”) of France Telecom, the deferred interest (as well as accrued and outstanding interest) thus constituting unsecured debt, direct, general, unconditional, and not subordinated, of France Telecom, with the same status as other unsecured debt and warranties, both present and future, of France Telecom.

➢	Mandatory Early Redemption at the option of France Telecom

Two cases of mandatory early redemption are provided for:

•	France Telecom shall have the right, at any time as from the seventh anniversary of the issue date, to proceed with a mandatory redemption for new shares of all the then outstanding bonds, provided that the product of (i) the average of the the closing prices of the France Telecom shares over a period of twenty consecutive trading days, as selected by France Telecom from among the forty (40) consecutive trading days, by (ii) the conversion ratio applicable, exceeds 125% of the nominal value of the bonds. The bonds shall be redeemed for new shares at the conversion ratio applicable on the date France Telecom publishes its decision to proceed with the redemption.

•	At any time, if the aggregate nominal amount of bonds outstanding is less than 10% of the aggregate nominal amount of bonds originally issued in each issuance, France Telecom may proceed with a mandatory redemption of the outstanding bonds of the said issuance. Such redemption may be effected, at the option of France Telecom, for cash and/or for new and/or existing shares. The number of shares to be delivered, if France Telecom opts for a redemption for shares, shall be determined by dividing the nominal value of the bonds to be so redeemed by the average of the closing prices of France Telecom shares calculated over a period of twenty (20) consecutive trading days ending on the seventh business day prior to the date of the publication of France Telecom’s intention.

In the two cases of redemption, the fractional shares shall be paid based on the closing share prices on the trading day preceding the notification date.

➢	Redemption of the bonds at the option of the bondholder

A bondholder shall have the right to request that its bonds be redeemed for new shares at the conversion ratio applicable on the weekday preceding the day upon which the redemption request is received by the redemption agent and when the bonds to be redeemed are transferred to the account of the redemption agent.

Payments for fractional shares shall be paid based on the closing share prices on the trading day preceding the receipt by the redemption agent of the redemption request and the bonds;

France Telecom reserves the right to suspend the exercise of the redemption rights for a period which shall not exceed three (3) months, if a transaction affecting its capital is in process.

➢	Conversion Ratio

As indicated above, each bond shall be redeemable into shares to be issued by France Telecom such that the amount due to France Telecom will initially be €47.00 per share of €4 nominal each, subject to adjustments to the conversion ratio necessary in order to maintain the rights of the bondholders in conformity with the law or adjustments made by the Board of Directors.

On that basis, and given that the nominal value per bond is €940.00, the conversion ratio would be 20 shares per bond.

➢	Adjustment of the conversion ratio in order to maintain the rights of the bondholders as provided by the law

The conversion ratio shall be adjusted, in conformity with the law, in the following conditions:

•	issue of securities conferring preferential subscription rights,

•	increase of capital by means of capitalization of reserves, profits or premiums, by distribution of bonus shares, or division or consolidation of the shares,

•	reduction of capital due to losses,

•	incorporation into France Telecom’s share capital of reserves, profits or premiums by increasing the nominal value of the shares,

•	distribution of reserves or premiums in cash or portfolio securities,

•	merger (fusion) of France Telecom in which France Telecom is not the surviving company or split (scission) of France Telecom,

•	bonus issue to France Telecom’s shareholders of transferable securities issued by France Telecom other than shares,

•	buy-back of shares by France Telecom at a price higher than the market price, or

➢	Additional Adjustment events:

The draft of the terms and conditions of the bonds agreed upon between France Telecom and the members of syndicate of banks involved in the Senior Interim Facility provides for two additional provisions for conversion adjustments:

A.	Distribution of dividends: Until the day before the seventh anniversary of the issuance date of the bonds, in the event of a dividend or interim dividend, the applicable conversion ratio will be adjusted by multiplying it by the following calculation:

1 + amount of dividend (or interim dividend) paid

Average of the closing price of France

Telecom shares during the 20 trading days

before the payment

it being understood that the maximum number of shares of France Telecom which may be issued in the event of redemption of all outstanding bonds (whether the redemption is at the initiative of France Telecom or the holders), taking into account the effect of such an adjustment, will be limited such that it shall not exceed the lesser of:

a)	127,600,000 shares with a nominal value of € 4.00 each, or a maximum nominal amount of € 510,400,00, with this maximum number of shares being proportionally adjusted in the event of an increase or decrease in the number of shares comprising the capital of the Company or in the event of the merger or breakup of France Telecom, and

b)	the maximum number of shares which may be issued in order that the French State’s holding does not fall below the then-applicable legal limits;

nor may the number of France Telecom’s shares which may be issued in the event of redemption of all outstanding bonds (whether the redemption is at the initiative of France Telecom or the holders) fall below the number of shares which may be issued in the event of a redemption of all outstanding bonds on the basis of the initial conversion ratio, this minimum number being proportionally reduced in the event of a reduction in the number of shares comprising the share capital by way of a consolidation of shares or following a reduction in share capital as a result of losses; it being further understood, in the event that the constraints stated in paragraph b) above would limit the effects of the conversion ratio adjustment and that these constraints would be later modified or cancelled, that the adjustment shall therefore be made on the bonds outstanding after the said modification or cancellation.

B.	Distribution of exceptional dividends: As from the seventh anniversary of the issuance date of the bonds, if at the time of distribution of a dividend, including an interim dividend, the sum of this dividend and all dividends and interim dividends paid during the same fiscal year exceeds 5% of France Telecom’s market capitalization, calculated on the basis of the closing price on the trading day preceding the distribution date, the conversion ratio applicable at the time will be adjusted by multiplying it by the following calculation:

1 + total dividend (and interim dividends) paid during the fiscal year - 5.00%

market capitalization

it being understood that if France Telecom distributes a supplemental dividend (or interim dividend) during the same fiscal year, the conversion ratio will be readjusted by multiplying it by the following calculation:

1 + dividend (or interim dividend) paid

market capitalization

it being further understood that the maximum number of France Telecom shares which may be issued in the event of a redemption of all the outstanding bonds (whether the redemption is at the initiative of France Telecom or the holders) taking into account the effect of such an adjustment, will be limited such that it shall not exceed the maximum number of shares that may be issued so that the French State’s holding does not fall below the then-applicable legal limits;

finally, it being understood that the Board of Directors may allow, in the event that the constraints stated in the above paragraph would limit the effects of the conversion ratio adjustment and that these constraints would later be modified or cancelled, that the adjustment may therefore be made on the bonds outstanding after the said modification or cancellation.

The draft of the terms and conditions of the bonds agreed upon between France Telecom and Ericsson Credit EB and Nokia OYJ only provides for the one additional case of conversion adjustments, described in paragraph (B) above, which could be activated starting from the issue date for the bonds.

It is specified that these cases of adjustment will not apply to the dividends or a fraction of these dividends which would otherwise lead to an adjustment of the conversion ratio in the cases provided for by law to preserve the rights of the holders of the bonds.

1.6 Authorization from the Ministry of Economy and Finance and approval of France Telecom convertible bondholders

The two bond issuances must be authorized by the Ministry of Economy and Finance, after obtention of a decision from by the Commission des Participations et des Transferts, in conformity with law n° 86-912 dated August 6, 1986. At the date of the present report, the procedure for obtaining a decision from the Commission des Participations et des Transferts and the authorization from the Ministry of Economy and Finance was in process.

In addition, in conformity with Article L. 225-162 of the Commercial code (Code de commerce), the holders of convertible bonds issued on December 7, 1998 must approve the waiver of the preferential subscription right and have been called to a meeting for this reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 12, 2003	By:	/s/ Pierre Hilaire
	Name:	Pierre Hilaire
	Title:	Senior Vice President Finance, France